June 14, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Coeptis Therapeutics, Inc.
Request to Withdraw Registration Statement on Form S-1
Filed February 4, 2022
File No. 333-262506

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Coeptis Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-262506), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold. The Registrant has decided not to pursue the registration due to the current availability of Rule 144 to certain of the Registrant’s shareholders and also timing considerations related to other of the Registrant’s current active matters.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Denis Dufresne of Meister Seelig & Fein LLP, counsel to the Registrant, at (212) 655-3500 with any questions with regard to this matter.

Very truly yours,

/s/ David Mehalick

David Mehalick

Chief Executive Officer